                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2004
                                       OR
       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                For the transition period from ______ to ______

                         Commission file number 1-9924

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                             CITIGROUP 401(k) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 CITIGROUP INC.
                                399 Park Avenue
                            New York, New York 10043

                             CITIGROUP 401(k) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2004 and 2003

     (With Report of Independent Registered Public Accounting Firm Thereon)

                              CITIGROUP 401(k) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2004 and 2003

                                Table of Contents

Report of Independent Registered Public Accounting Firm                                                                      1

Financial Statements:

  Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003                                      2

  Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2004 and 2003             3

  Notes to Financial Statements                                                                                              4

Supplemental Schedule*:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004                                      16

* Schedules required by Form 5500 which are not applicable have been omitted.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plans Administration Committee of
Citigroup Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Citigroup 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Citigroup 401(k) Plan as of December 31, 2004 and 2003, and changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

/s/ KPMG LLP
New York, New York

June 28, 2005

                              CITIGROUP 401(k) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2004 and 2003

                                                                                           2004                 2003
                                                                                    -------------------   ------------------
Assets:
  Investments                                                                       $    11,269,149,167   $   10,778,411,023
                                                                                    -------------------   ------------------
  Receivables:
     Interest, dividends and other                                                           20,157,644           11,597,153
     Employer contributions                                                                  69,083,778           65,047,565
     Due from Lava Trading Inc. 401(k) Plan                                                   4,018,337                    -
     Due from Fidelity Leasing Inc. Retirement Savings Plan                                           -            1,428,299
                                                                                    -------------------   ------------------
               Total receivables                                                             93,259,759           78,073,017
                                                                                    -------------------   ------------------
               Total assets                                                              11,362,408,926       10,856,484,040
                                                                                    -------------------   ------------------
Liabilities:
  Payable for investments purchased but not received                                                  -            9,886,250
  Payable for trustee and administrative fees                                                 1,958,156            2,127,960
                                                                                    -------------------   ------------------
               Total liabilities                                                              1,958,156           12,014,210
                                                                                    -------------------   ------------------
               Net assets available for plan benefits                               $    11,360,450,770   $   10,844,469,830
                                                                                    ===================   ==================

See accompanying notes to financial statements.

                              CITIGROUP 401(k) PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years Ended December 31, 2004 and 2003

                                                                                           2004               2003
                                                                                      ---------------   -----------------
Additions to net assets attributed to:
     Investment income:
        Dividends                                                                     $   190,994,694   $     133,619,657
        Interest                                                                          100,952,595         105,031,974
        Net appreciation in fair value of investments                                     389,079,376       2,131,674,772
                                                                                      ---------------   -----------------
                  Net investment income                                                   681,026,665       2,370,326,403
                                                                                      ---------------   -----------------
     Contributions:
        Participants                                                                      526,946,345         442,906,431
        Employer                                                                           69,083,778          65,047,565
                                                                                      ---------------   -----------------
                  Total contributions                                                     596,030,123         507,953,996
                                                                                      ---------------   -----------------
                  Total additions                                                       1,277,056,788       2,878,280,399
                                                                                      ---------------   -----------------
Deduction from net assets attributable to:
     Distributions to participants                                                        775,559,473         692,185,930
     Trustee and administrative expenses                                                    7,987,877           7,856,955
                                                                                      ---------------   -----------------
                  Total deductions                                                        783,547,350         700,042,885
                                                                                      ---------------   -----------------
                  Net increase before transfers                                           493,509,438       2,178,237,514
                                                                                      ---------------   -----------------
     Transfers in from other plans                                                         22,921,530         232,216,680
     Transfer out to other plan                                                             (450,028)           (259,624)
                                                                                      ---------------   -----------------
                  Net increase                                                            515,980,940       2,410,194,570
                                                                                      ---------------   -----------------
Net assets available for plan benefits at:
     Beginning of year                                                                 10,844,469,830       8,434,275,260
                                                                                      ---------------   -----------------

     End of year                                                                      $11,360,450,770   $  10,844,469,830
                                                                                      ===============   =================

See accompanying notes to financial statements.

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003

(1)   DESCRIPTION OF PLAN

      The following brief description of Citigroup 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      GENERAL

      The Plan is a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers the eligible employees of Citigroup Inc. (the Company) and its subsidiaries and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

      Effective January 1, 2001, the Plan was designated as an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (Code). Effective March 1, 2003, the Plan consists of a component designated as an ESOP, and a non-ESOP component. The ESOP component consists of any amount invested in the Citigroup Common Stock Fund under the Plan, provided that this component also includes amounts invested in investment funds other than the Citigroup Common Stock Fund to the extent that these amounts are attributable to contributions and earnings thereon made to participant accounts for any Plan Year beginning on or after January 1, 2003. Effective March 1, 2003, former participants of the Geneva Group, Inc. (Geneva) ESOP may elect to receive any cash dividends paid from the portion of their Geneva ESOP account invested in the Citigroup Common Stock Fund under the Plan.

      In connection with the July 1, 2001 transfer of the Geneva ESOP into the Plan, $564,812 of previously restricted Geneva ESOP Assets were transferred into the Plan in January 2004.

      Effective December 31, 2004, the Lava Trading Inc. 401(k) Plan was merged with and into the Plan. On January 3, 2005, assets in the amount of $4,018,337 were transferred into the Plan.

      Effective December 9, 2004, in connection with the August 9, 2004 asset purchase agreement between Citigroup and Knight Trading Group (Knight), employees of the Knight Derivatives Market business unit acquired by Citigroup became eligible to participate in the Plan.

      Effective July 1, 2004, as a result of the 2001 acquisition of Grupo Financiero Banamex-Accival (Banamex) by Citigroup, the Banamex U.S.A. Bancorp 401(k) Plan and the Banamex U.S.A. Bancorp Money Purchase Pension Plan were merged with and into the Plan. On July 7, 2004, assets in the amount of $13,567,354 were wired into the Plan, and on July 19, 2004, $585,578 in participant loans were transferred into the Plan.

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003

      Effective June 1, 2004, as a result of the December 22, 2003 Citigroup acquisition of the Forum Financial Group, LLC (Forum), the Forum Financial Group Savings Plan was merged into the Plan. On June 2, 2004, assets in the amount of $4,144,935 were transferred into the Plan, and on August 4, 2004, loans in the amount of $40,514 were transferred into the Plan. Effective January 1, 2004, former Forum employees whose employment transferred to the Company became eligible to participate in the Plan.

      On January 9, 2004 Citigroup acquired Washington Mutual Finance Corporation (WaMu) from Washington Mutual, Inc. In connection with this purchase, transferred employees who were actively participating in the tax-qualified 401(k) Plan maintained by Washington Mutual Inc. were eligible to participate in the Plan as of March 1, 2004.

      On November 3, 2003, the purchase, sale, and servicing agreement between Sears, Roebuck and Co., Sears Financial Holding Corporation, Sears National Bank, Sears Roebuck De Puerto Rico, Inc., Sears Life Holding Corp., SRFG, Inc. Sears Intellectual Property Management Company, and certain other subsidiaries of Sears (Sears) and Citigroup was consummated, in which the credit card business of Sears was purchased by Citigroup. Effective January 1, 2004, as a result of this purchase agreement, employees of Sears who previously participated in the Sears 401(k) Plan, whose employment transferred to Citigroup, became eligible to participate in the Plan.

      Effective December 31, 2003, the Fidelity Leasing Inc. Retirement Savings Plan (Fidelity) merged with and into the Citigroup 401(k) Plan. In January 2004, assets in the amount of $1,428,299 were transferred into the Plan.

      On November 6, 2002, the Company acquired California Federal Bank (Calfed) in connection with its acquisition of Golden State Bancorp and its subsidiaries. Effective November 13, 2002, Calfed was merged with and into Citibank (West), FSB, and the Company became the successor sponsor of California Federal Employees' Investment Plan (Calfed Plan). As a result of the merger, beginning on January 1, 2003, employees of Calfed became eligible to participate in the Plan, and on February 3, 2003, $230,788,381 of net assets were transferred from the Calfed Plan into the Plan.

      In 2002, certain account balances totaling $4,079,276 of European American Bank Profit Sharing and Savings Plan and Trust and Copelco Capital were transferred into the Plan. In 2003 account balances totaling $259,624 were transferred back to the ABN AMRO Group Profit Sharing and Savings Plan and Trust. In 2004 account balances for sixteen participants totaling $450,028 were transferred back to the ABN AMRO Group Profit Sharing and Savings Plan and Trust.

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003

      EMPLOYEE CONTRIBUTIONS

      Eligible employees generally include employees performing services for the Company and participating subsidiaries, as defined in the Plan document. Eligible employees may elect to have a portion of their regular pay, which includes overtime, commissions and shift differential pay, and their periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount up to 50% of their eligible pay (subject to a statutory limitation of $13,000 for 2004 and $12,000 for 2003) as pre-tax contributions.

      Effective January 1, 2002, Catch-up contributions are also permitted for participants who have attained age 50 in accordance with section 414(v) of the Code by an amount up to 49% of their eligible pay up to $3,000 in 2004, and $2,000 in 2003, bringing those participants' statutory limitation to $16,000 for 2004 and $14,000 for 2003.

      EMPLOYER CONTRIBUTIONS

      If a participant with qualifying compensation of $100,000 or less has been employed for a minimum period (generally one year for full-time employees), the participant will be eligible for Company Matching Contributions. Participants must contribute to receive Company Matching Contributions. The maximum Company Matching Contributions are the lesser of $1,500 or 3% of eligible pay, as shown on the following chart:

                             MATCHING CONTRIBUTIONS

                                         For each $1 contributed by the
If qualifying compensation for the       participant, the Company will
          prior year is:                          contribute:                 To a maximum of:
----------------------------------       ------------------------------     -------------------
$0 to $50,000                                         $3                    The lesser of 3% of
$50,000.01 - $  75,000                                $2                    eligible pay or
$75,000.01 - $100,000                                 $1                    $1,500 annually
Greater than $100,000                           No matching contribution will be made.

      PARTICIPANT ACCOUNTS

      FUND TRANSFERS AND ALLOCATION CONTRIBUTIONS

      Participants may elect to divide their contributions among the investment fund options in whole increments of 1%. The Company Matching Contributions made to the participants' accounts must stay in the Citigroup Common Stock Fund for five Plan years, unless the participant has attained age 55.

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003

      A participant may elect to suspend his or her contributions, as soon as administratively practicable, subject to the Plan's notice requirements. Such a participant may thereafter resume contributions as of the first pay period after completing an election, subject to the Plan's notice requirements. In addition, a participant may change the rate of his or her contributions as of the first pay period after making such an election subject to the Plan's notice requirements. A participant may elect to change the allocation of future contributions among the funds daily.

      A participant may elect to transfer the value of his or her contributions in whole increments of 1% to another investment fund or funds, subject to certain restrictions.

      ROLLOVER AND TRANSFER CONTRIBUTIONS

      The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

      INVESTMENT OPTIONS

      Plan assets are held in a Trust Fund established under the Plan and are invested in one or more of the funds available for investment.

      Effective October 25, 2004, a fifteen-day hold applies to the Plan's investment funds so that participants can not transfer money into and out of the same fund within 15 calendar days. This transfer restriction applies to all funds except for the Stable Value Fund which has its own set of restrictions prohibiting transfers into any competing funds, and the Citi Institutional Liquid Reserves Fund.

      Effective April 21, 2003, four new funds were added to the Plan as part of its investment options. Consequently, funds with duplicate objectives were eliminated from the Plan. The four funds that were added to the Plan are:

         -  Citi Institutional Liquid Reserves Fund

         -  Smith Barney Fundamental Value Fund

         -  Smith Barney Small Cap Value Fund

         -  Wasatch Small Cap Growth Fund

      The ten funds that were eliminated were:

         -  Smith Barney Money Funds Cash Portfolio Fund

         -  Smith Barney Diversified Strategic Income Fund

         -  Smith Barney Large Cap Value Fund

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003

         -  Smith Barney International All Cap Growth Fund

         -  Van Kampen American Capital Emerging Growth Fund

         -  Van Kampen American Capital Enterprise Fund

         -  Van Kampen American Capital Comstock Fund

         -  Van Kampen American Capital Government Securities Fund

         -  Salomon Brothers Institutional Money Market Fund

         -  American Express Common Stock Fund

      Effective August 22, 2002, in connection with the Travelers Property Casualty Corp. (TPC) spin off, two stock funds, TAP A Stock Fund and Tap B Stock Fund were added as investment options to the Plan. Participants were permitted to transfer funds from TAP Stock Funds to the Citigroup Common Stock Fund. Participants were also permitted to transfer funds from the TAP funds to other funds. However, participants were not allowed to transfer amounts into either, TAP A Stock Fund or TAP B Stock Fund from any other investment options. Effective August 22, 2003, TAP A Stock Fund and TAP B Stock Fund were eliminated.

      The State Street Common Stock Fund is a closed fund. Participants may transfer money from this fund to other investment funds under the Plan, but no additional money may be transferred to the State Street Common Stock Fund.

      VESTING

      The rights of a participant to his or her own pre-tax contributions and any earnings thereon are at all times fully vested and non-forfeitable.

      A participant becomes vested in his or her Company Matching Contribution:

         - Upon completion of three years of service. Once three years of service have been attained, any employer contributions made on a participant's behalf will be immediately vested;

         - If a participant reaches age 55, dies or becomes disabled while in service;

         - In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.

      Once a participant is vested in his or her employer contributions, those contributions will be available for distribution or rollover once he or she leaves the Company.

      An exception to the three-year vesting schedule is for former participants of the Associates Savings and Profit Sharing Plan, where participants as of December 31, 2000, or Zales employees as of March 8, 2001, are fully vested over a five-year period at the rate of 20% per year of service.

      For the years ended December 31, 2004 and 2003, gross employer contributions of $70.0 million and $65.4 million, were reduced by forfeitures of $0.9 million and $0.4 million, respectively,

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003

      resulting in net employer contributions of $69.1 million and $65.0 million, respectively. For the years ended December 31, 2004 and 2003 unallocated forfeitures were $582,103 and $365,466, respectively.

      PARTICIPANT LOANS

      Subject to the Plan's provisions and the requirements contained within ERISA and the Code, participants may apply for up to two loans from the Plan at an annual interest rate equal to the prime rate, as published in The Wall Street Journal for the first business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $1,000, the maximum of which would be the lesser of 50% of the participant's vested account balance, or $50,000, less the highest outstanding loan balance in the last twelve months.

      Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence.

      WITHDRAWALS

      Prior to termination of employment, a participant may withdraw, subject to the Plan's notice requirements, all or a portion of the value of his or her rollover contributions account, all or a portion of the vested value of his or her employer contribution if the participant has attained age 59-1/2 or becomes totally and permanently disabled, or a portion of the value of his or her contributions account in the event of demonstrated financial hardship, subject to the Plan's provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account. Withdrawals from the Citigroup Common Stock Fund, the State Street Common Stock Fund, and the American Express Common Stock Fund (which was eliminated from the Plan in April 2003) may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

      DISTRIBUTIONS

      A participant, after leaving the Company, can have the total of his or her account distributed in accordance with Plan terms. If the value of a participant's account exceeds $5,000, he or she can leave his or her money in the Plan, or the participant may request a distribution at any time in the form of a lump-sum payment or installments. However, if the participant has terminated employment, minimum distributions must commence no later than April 1 of the calendar year following the calendar year in which the participant attains age 70-1/2, or, if the participant is still employed at age 70-1/2, minimum distributions must commence when the participant retires. If the value of participant's account is not more than $5,000, the Plan will distribute the participant's account upon termination of employment.

                             CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003

      Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized, and unrealized investment gains and losses) allocated to each participant's account. Distributions from the Citigroup Common Stock Fund, the State Street Common Stock Fund, and the American Express Common Stock Fund (which was eliminated from the Plan in April 2003) may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

(2)   SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan have been prepared under the accrual method of accounting.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price.

      The shares of common stock held by the Citigroup Common Stock Fund and the State Street Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year. The shares of the mutual and commingled funds are valued at the net asset value per share as reported by the sponsor of the fund. Funds are valued on a daily basis.

      U.S. Government and Agency Obligations are valued based upon bid quotations for identical or similar obligations.

      The Universal Life Insurance Contract is carried at contract value, which approximates fair value as reported to the Plan by TransAmerica Assurance Company.

      Participant loans and short-term money market investments are valued at cost, which approximates fair market value. Since they are benefit responsive, Guaranteed Investment Contracts are valued at contract value, which approximates fair market value.

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003

      Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      PAYMENT OF BENEFITS

      Benefits are recorded when paid.

(3)   INVESTMENTS

      A summary of the Plan's investments as of December 31, 2004 and 2003 is listed below. Investments that represent more than 5% of the Plan's net assets are separately identified:

                                                                  2004                 2003
                                                            -----------------   ------------------
Investments at Fair Value as Determined by
     Quoted Market Price:
        Citigroup Common Stock                              $   4,244,035,720   $    4,390,868,019
        Other Common Stock                                         10,165,040           11,409,218
        U.S. Government and Agency Obligations                    140,131,422          138,531,479
        Corporate Bonds                                           108,859,634          130,667,508
        Foreign Bonds                                              12,850,577            7,621,859
        Smith Barney Aggressive Growth Fund                       703,325,834          633,859,215
        Delaware Bankers Trust Index 500 Fund                     881,211,138          784,669,765
        Other Mutual and Commingled Funds                       3,314,287,301        2,833,580,956
                                                            -----------------   ------------------
                                                                9,414,866,666        8,931,208,019
                                                            -----------------   ------------------
Investments at Contract Value:
     Short Term Investment Funds                                   53,031,076           82,980,565
     Guaranteed Investment Contracts                            1,578,585,897        1,550,231,820
     Other Insurance Contracts                                        112,619               99,804
                                                            -----------------   ------------------
                                                                1,631,729,592        1,633,312,189
                                                            -----------------   ------------------

Participant Loans, at Cost                                        222,552,909          213,890,815
                                                            -----------------   ------------------
           Total Investments                                $  11,269,149,167   $   10,778,411,023
                                                            =================   ==================

      As of December 31, 2004, and 2003, included in investments are Guaranteed Insurance Contracts (GICs) related to Qualified Voluntary Employee Contributions (QVEC) that were discontinued in 1987 as a type of employee contribution. These contracts are frozen to new contributions and participants. At December 31, 2004 and 2003, the Plan held $34.1 million and $35.8 million in QVEC related GICs, respectively. In connection with acquisitions made by the Company or a predecessor company, the Plan's investments as of December 31, 2004 and 2003 also include $10.2 million and $11.4 million, respectively, of State Street Common Stock, a closed fund.

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003

      During the years ended December 31, 2004 and 2003, the Plan's investments (investments bought and sold during the year) appreciated in value by $389.1 million in 2004 and $2,131.7 million in 2003, as follows:

                                                                  2004                  2003
                                                            -----------------   ------------------
Common stock                                                $     (42,479,741)  $    1,172,375,215
Mutual and commingled funds                                       429,147,936          953,925,636
Bonds                                                               2,411,181            5,373,921
                                                            -----------------   ------------------
                                                            $     389,079,376   $    2,131,674,772
                                                            =================   ==================

(4)   NON - PARTICIPANT DIRECTED INVESTMENTS

      Employer Contributions paid to the Plan on behalf of a participant must stay in the Citigroup Common Stock Fund for five plan years. After five plan years, the restriction on the contribution made five years previously lapses, and that portion of contributions and of earnings can be transferred to any of the available investment options.

      This five-year restriction also lapses when the participant reaches age
      55. Once a participant is vested in his or her contributions, the funds are non-forfeitable and will become available for distribution or withdrawal in accordance with the terms of the Plan.

      Information about the net assets and significant components of the changes in net assets relating to non-participant directed investment is as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                            ------------------------------------
                                                                  2004                2003
                                                            -----------------   ----------------
Net Assets:
     Common Stock                                           $     601,225,682   $    604,749,292
     Employer Contributions Receivable                             69,083,778         65,047,565
                                                            -----------------   ----------------
                    Total                                   $     670,309,460   $    669,796,857
Changes in Net Assets:
     Employer Contributions, net of Forfeitures             $      69,083,778   $     65,047,565
     Net Appreciation in Fair Value of Investments          $      (7,528,541)  $    172,692,653
     Dividend Income                                        $       9,606,172   $      8,065,408
     Transfer Out to Other Plan                             $               -   $              -
     Transfer to Unrestricted Investments                   $     (30,592,097)  $    (26,572,733)
     Benefits Paid                                          $     (40,056,709)  $    (32,075,996)

(5)   INVESTMENT CONTRACTS WITH INSURANCE COMPANY

      Included in the stable value fund are benefit-responsive investment contracts. These funds are credited with earnings on the underlying investments and charged for participant withdrawals and

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003

      administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by Dwight Management Company, and State Street Bank, the custodian. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

      There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for Guaranteed Investment Contracts (GICs) as of December 31, 2004 and December 31, 2003, ranged from 2.68% to 7.35% and from 3.01% to 7.35% respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2004, the fair market value of GICs amounted to $1,603.2 million.

(6)   RISK AND UNCERTAINTIES

      The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

      The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across twenty-two participant-directed fund elections and one election that is closed to new contributions. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund, and State Street Common Stock Fund, which primarily invest in the securities of a single issuer.

(7)   RELATED PARTY TRANSACTIONS (PARTIES-IN-INTEREST)

      Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor as defined by the Plan.

      Certain Plan investments are shares of registered investment companies (mutual funds and stock funds) that are valued by Mutual Management Corporation, a subsidiary of Citigroup Global Markets Holdings Inc., and Salomon Brothers Asset Management Inc. Both are subsidiaries of the Company.

      Certain Plan investments are shares of commingled trust funds managed by State Street Bank and Trust (State Street), and common stock issued by State Street. State Street is the custodian of the Plan's assets.

      At December 31, 2004, Citibank, N.A. was Trustee for the Plan's related trust. Citibank, N.A., is an indirect wholly owned subsidiary of the Company.

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003

      Travelers Life and Annuity Company provides investment contracts for the Plan. Travelers Life and Annuity Company is a wholly owned indirect subsidiary of the Company.

      The Company and State Street Corporation created CitiStreet, a joint venture, whereby CitiStreet provides administrative, outsourcing, investment management and investment advisory services to the employee benefit plans of corporate, governmental and other organizations. CitiStreet manages the administration and recordkeeping for the Plan.

(8)   TAX STATUS

      The Internal Revenue Service has determined and informed the Plan by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code and that therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in the Plan's financial statements.

(9)   PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, either full or partial, all amounts credited to the participants' accounts shall become 100% vested; and therefore, will not be subject to forfeiture.

(10)  SUBSEQUENT EVENTS

      Effective June 1, 2005, the Plan account balances of participants who, during their employment by the Company and its affiliates, performed services in the Commonwealth of Puerto Rico, will be transferred to the Citibuilder 401(k) Plan for Puerto Rico.

      Effective April 22, 2005, in connection with the August 24, 2004 purchase of First American Bank (FAB), the Citibank Texas, National Association 401(k) Profit Sharing Plan was merged with and into the Plan. Also effective April 22, 2005, in connection with the FAB purchase, the frozen Security Bank, N.A. Profit Sharing Plan was merged with and into the Plan.

      Effective March 28, 2005, the rules governing mandatory distributions from the Plan were changed in order to comply with a provision originally in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Under the new rules, plan balances valued between $1,000 and $4,999.99 will be automatically rolled over to a Citibank IRA for participants who terminate employment, unless they elect otherwise within ninety days. However, distributions for participants who are age 65 or older, and have an account balance of $5,000 or less are not eligible for an automatic rollover.

                              CITIGROUP 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003

      Participants with accounts valued at less than $1,000 who receive a lump-sum distribution will also be ineligible for an automatic rollover.

      Effective March 1, 2005, as a result of the 2001 acquisition of Grupo Financiero Banamex-Accival (Banamex) by Citigroup, the Banco Nacional De Mexico 401(k) Savings Plan was merged into the Plan.

      Effective February 1, 2005, unless they elect otherwise, employees who were hired on or after this date are automatically enrolled in the Plan 90 days from the date they met the participation requirements under the Plan. In the case of a new employee who is automatically enrolled, three percent of the employee's eligible pay is deducted each pay period and deposited into the Citi Institutional Liquid Reserve Fund. If an employee does not wish to contribute to the Plan, he or she will need to opt out within 90 days.

      On February 1, 2005, Citigroup initiated the Financial Education Program free of charge to benefits-eligible employees. Ernst & Young LLP, a provider of financial education, is the manager of the program. The program features a toll-free telephone number staffed by financial counselors from Ernst & Young, and a secure Web-based tool where employees can obtain asset allocation assistance for their 401(k) plan investments based on their individual risk profile, retirement horizon and other factors.

      On January 31, 2005 Citigroup announced an agreement for the sale of Citigroup's Travelers Life and Annuity (TLA) and, to a large extent, all of Citigroup's international insurance business to Metropolitan Life, Inc. (MetLife) for $11.5 billion, subject to closing adjustments. TLA employees will be able to retain their account balances in the Plan, and will be eligible for a partial match at the end of Plan Year 2005. The transaction is expected to close during the third quarter of 2005.

                             CITIGROUP 401(k) PLAN         Supplemental Schedule
                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)
                                December 31, 2004

                                                                        MATURITY    NUMBER OF                          VALUE
IDENTITY OF ISSUE                                             RATE        DATE     SHARES/UNIT        COST          AT 12/31/04
---------------------------------------------                ------    ----------  -----------  ---------------   ---------------
CASH AND CASH EQUIVALENTS

*State Street Bank Short Term Investment Fund                2.152%                 53,031,076  $    53,031,076   $    53,031,076
                                                                                                ---------------   ---------------

COMMON STOCK
*Citigroup Inc.                                                                     88,087,084    1,636,848,455     4,244,035,720
*State Street Corporation                                                              206,943        3,717,834        10,165,040
                                                                                                ---------------   ---------------

                                                                                                  1,640,566,289     4,254,200,760
                                                                                                ---------------   ---------------
U.S. GOVERNMENT AND AGENCY OBLIGATIONS
Federal Home Loan PC Pool E89746                             6.000%      5/1/2017    1,399,525        1,465,565         1,465,951
Federal Home Loan Mortgage Corporation                       6.875%     1/15/2005    6,494,156        7,067,393         6,502,592
Federal Home Loan Mortgage Corporation                       5.500%     7/15/2006   16,784,896       18,312,678        17,369,951
Federal Home Loan Mortgage Corporation                       6.000%     6/15/2011    5,545,010        6,258,693         6,112,537
Federal Home Loan Mortgage Corporation                       5.750%     4/15/2008    5,045,460        5,580,842         5,387,789
Federal National Mortgage Association                        6.375%     6/15/2009    1,298,831        1,373,230         1,432,991
Federal National Mortgage Association                        6.000%     5/15/2008    7,623,140        8,404,214         8,202,812
Federal National Mortgage Association                        5.250%     4/15/2007    5,295,235        5,728,677         5,517,296
Federal National Mortgage Association                        3.125%     7/15/2006    6,394,246        6,412,061         6,391,964
Federal National Mortgage Association                        6.500%     12/1/2012      109,317          110,000           116,026
Federal National Mortgage Association                        4.500%      1/1/2019    7,515,926        7,341,533         7,508,924
Federal National Mortgage Association                        6.500%     11/1/2012       28,311           28,488            30,049
Federal National Mortgage Association                        6.500%     11/1/2012       60,739           61,118            64,466
Federal National Mortgage Association                        6.500%      8/1/2012        4,600            4,635             4,884
United States Treasury Bills                                 1.905%     3/17/2005      599,809          596,534           597,264
United States Treasury Notes                                 6.500%     2/15/2010    5,854,732        6,763,766         6,628,423
United States Treasury Notes                                 5.625%     2/15/2006    2,143,072        2,343,591         2,209,374
United States Treasury Notes                                 6.625%     5/15/2007    4,555,900        5,061,985         4,914,855
United States Treasury Notes                                 6.125%     8/15/2007      609,452          669,515           654,065
United States Treasury Notes                                 5.625%     5/15/2008    2,198,022        2,455,261         2,357,550
United States Treasury Notes                                 6.500%    10/15/2006    7,018,684        7,933,038         7,439,258
United States Treasury Notes                                 4.250%     8/15/2014    5,594,965        5,570,674         5,607,425
United States Treasury Notes                                 5.000%     8/15/2011    3,147,168        3,384,799         3,350,381
United States Treasury Notes                                 4.625%     5/15/2006    8,192,628        8,804,498         8,381,444
United States Treasury Notes                                 5.750%    11/15/2005    6,743,932        7,400,995         6,916,745
United States Treasury Notes                                 4.250%     8/15/2013   23,044,264       23,078,908        23,226,106
United States Treasury Notes                                 3.250%     8/15/2008    1,748,427        1,760,051         1,740,300
                                                                                                ---------------   ---------------

                                                                                                    143,972,743       140,131,422
                                                                                                ---------------   ---------------

CORPORATE BONDS
American General Financial Corporation                       5.375%      9/1/2009      359,676          381,243           377,237
AT& T Wireless Services Inc.                                 7.500%      5/1/2007      654,411          731,062           710,795
Atlantic Richfield Company                                   5.900%     4/15/2009    1,868,319        1,837,436         2,014,782
Bank American Corporation                                    7.400%     1/15/2011    1,498,651        1,748,671         1,736,005
Bank of America                                              7.125%     9/15/2006    1,858,328        2,013,952         1,971,738
Bank One N.A. Chicago II.                                    5.500%     3/26/2007      974,123        1,078,842         1,014,935
Bank One Issuance                                            3.940%     4/16/2012    1,398,741        1,398,340         1,397,943
Bayerische Landesbank                                        5.875%     12/1/2008    1,598,562        1,561,595         1,711,426
Bellsouth Corporation                                        5.000%    10/15/2006      249,775          250,170           256,809
Bellsouth Corporation                                        4.200%     9/15/2009    1,398,741        1,400,867         1,402,395
Boeing Capital Corporation                                   6.100%      3/1/2011      384,654          374,888           419,565
Bristol Myers Squibb Company                                 4.750%     10/1/2006      199,820          199,327           204,321
Capital One Bank Medium  Term SR.                            6.500%     6/13/2013    1,548,607        1,639,397         1,692,145
Capital One Master  Trust                                    4.900%     3/15/2010      949,146          948,747           979,758
Capital One Multi Asset Executive                            3.650%     7/15/2011      699,371          698,087           695,901
Centex Corporation                                           5.700%     5/15/2014      699,371          698,406           724,447
Chase Manhattank Bank First Union                            7.439%     8/15/2031    1,498,651        1,760,096         1,695,041
CIT Group Inc.                                               7.375%      4/2/2007      924,168          954,629           997,873
Comcast Cable Communications Inc.                            6.875%     6/15/2009    1,898,292        2,019,167         2,108,898
Comcast Cable Communications Inc.                            6.750%     1/30/2011      339,694          380,787           381,471
Conagra Goods Inc.                                           6.000%     9/15/2006    1,918,274        1,910,716         1,997,307
Conoco Fdg. Company                                          5.450%    10/15/2006      599,461          659,449           620,835

                             CITIGROUP 401(k) PLAN         Supplemental Schedule
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2004

                                                                        MATURITY    NUMBER OF                            VALUE
IDENTITY OF ISSUE                                             RATE        DATE     SHARES/UNIT          COST          AT 12/31/04
----------------------------------------                     ------    ----------  -----------        ---------       -----------
Countrywide Fdg. Corporation                                 3.250%     5/21/2008      699,371          698,762           683,864
COX Communications Inc.                                      4.625%     1/15/2010      959,137          958,830           956,925
Credit Suisse First Boston USA                               6.125%    11/15/2011      574,483          568,715           626,459
CSX Corporation                                              6.250%    10/15/2008      219,802          219,224           236,986
CSX Corporation                                              6.750%     3/15/2011    1,238,885        1,355,615         1,386,669
CWABS Incorporation                                          1.000%    12/25/2034    1,398,741        1,398,741         1,398,741
Daimler Chrysler North America                               4.050%      6/4/2008    1,498,651        1,487,891         1,495,558
Duke Energy Field Services LLC                               7.500%     8/16/2005    2,897,393        3,177,274         2,973,945
ERAC USA Financial Company                                   8.000%     1/15/2011      999,101        1,025,011         1,176,127
FEDEX Corporation                                            6.875%     2/15/2006    1,498,651        1,519,386         1,552,183
Fleet Credit Card Master                                     2.400%     7/15/2008    1,998,202        1,997,704         1,983,565
Ford Motor Car Company                                       7.375%    10/28/2009    1,983,215        2,033,892         2,139,231
Ford Motor Car Company                                       6.875%      2/1/2006      799,281          784,846           823,419
Ford Motor Car Company                                       7.375%      2/1/2011      249,775          244,053           269,196
General Electric CAP Corporation                             8.850%      4/1/2005    1,273,854        1,422,805         1,291,800
General Electric CAP Corporation                             6.500%    12/10/2007    1,498,651        1,705,480         1,614,899
General Electric CAP Corporation                             5.875%     2/15/2012    1,698,472        1,813,560         1,837,775
General Electric CAP Corporation                             3.500%      5/1/2008      999,101          998,102           991,656
General Mills Inc.                                           5.125%     2/15/2007      949,146          988,205           974,504
General Motors Acceptance Corporation                        7.750%     1/19/2010      249,775          266,253           268,088
General Motors Acceptance Corporation                        6.750%     1/15/2006    1,498,651        1,536,944         1,537,437
General Motors Acceptance Corporation                        6.875%     9/15/2011      999,101        1,014,717         1,023,872
Goldman Sachs Group Inc.                                     6.875%     1/15/2011      769,308          766,746           867,916
Goldman Sachs Group Inc.                                     4.750%     7/15/2013      814,267          818,180           805,746
Household Financial Corporation                              6.500%     1/24/2006      299,730          298,130           309,852
Household Financial Corporation                              4.750%     5/15/2009    3,297,033        3,402,772         3,380,864
International Paper Company                                  5.375%      2/1/2009      399,640          377,604           422,846
International Paper Company                                  6.750%      9/1/2011    1,398,741        1,493,968         1,568,175
International Paper Company                                  5.500%     1/15/2014      399,640          411,869           412,833
J P Morgan Chase                                             6.750%      2/1/2011    2,497,752        2,869,018         2,805,993
Kellogg Company                                              6.000%      4/1/2006      949,146          934,633           978,589
Kraft Foods Inc.                                             4.000%     10/1/2008      599,461          596,895           599,937
Lehman Brothers Holdings Inc.                                3.500%      8/7/2008    1,348,786        1,342,865         1,332,814
Master Asset Securitization                                  4.500%     9/25/2018    1,945,855        1,927,613         1,927,006
MBNA Corporation                                             6.125%      3/1/2013      249,775          249,605           267,691
Merrill Lynch & Company Inc.                                 6.000%     2/17/2009      199,820          218,206           214,462
Merrill Lynch & Company Inc.                                 3.000%     4/30/2007      774,303          759,638           765,173
Morgan Stanley Group, Inc.                                   6.700%     11/1/2007      399,640          428,071           431,987
Morgan Stanley Group, Inc.                                   5.800%      4/1/2007    2,947,348        3,172,340         3,089,920
Morgan Stanley Group, Inc.                                   5.300%      3/1/2013    1,099,011        1,094,868         1,131,680
National Rural Utilities Coop. Financial                     7.250%      3/1/2012      454,591          493,703           524,691
New American Holdings Inc.                                   9.250%      2/1/2013      954,141        1,219,393         1,229,621
Nomura  Asset Securities Corporation                         6.280%     3/15/2030      696,217          706,211           721,223
Ohio Power Company                                           5.500%     2/15/2013    2,203,018        2,261,490         2,304,445
Pacific Gas & Electric Company                               4.800%      3/1/2014    1,998,202        1,937,676         1,991,200
PEMEX Financial Ltd.                                         7.330%     5/15/2012    1,498,651        1,545,301         1,706,080
Pillips Pete Company                                         8.750%     5/25/2010    2,617,645        3,126,800         3,194,503
Royal KPN NV.                                                8.000%     10/1/2010    1,198,921        1,413,423         1,415,133
SBC Communications, Inc.                                     5.100%     9/15/2014    1,798,382        1,799,731         1,815,096
Simon Property Group LP                                      7.750%     1/20/2011    1,598,562        1,865,634         1,867,269
Sprint Cap Corporation                                       7.625%     1/30/2011      274,753          293,460           318,999
Spring Cap Corporation                                       8.375%     3/15/2012      349,685          389,228           425,966
Structured ADJ Rate Mtg.                                     5.068%     9/25/2034    1,201,908        1,233,834         1,215,829
Time Warner Inc.                                             6.875%      5/1/2012    1,223,899        1,364,854         1,393,844
Toyota Motor Corporation                                     5.500%    12/15/2008    1,698,472        1,609,831         1,799,186
TXU Energy Company LLC                                       7.000%     3/15/2013    1,198,921        1,339,195         1,339,016
Unilever Capital                                             7.125%     11/1/2010      399,640          436,055           459,675
Valero Energy Corporation                                    6.875%     4/15/2012    1,798,382        2,019,906         2,039,804
Verizon Global Corporation                                   7.250%     12/1/2010    1,798,382        1,947,815         2,060,383
Verizon Global Corporation                                   7.375%      9/1/2012      999,101        1,150,245         1,175,728
Wachovia Corporation                                         6.250%      8/4/2008    1,698,472        1,893,266         1,830,993
Washington Mutual Bank                                       6.875%     6/15/2011    1,049,056        1,084,703         1,180,555
Wells Fargo & Company                                        5.125%      9/1/2012    1,498,651        1,561,398         1,549,785

                             CITIGROUP 401(k) PLAN         Supplemental Schedule
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2004

                                                                        MATURITY    NUMBER OF                           VALUE
IDENTITY OF ISSUE                                             RATE        DATE     SHARES/UNIT        COST           AT 12/31/04
------------------------------------------------             ------    ----------  -----------    -------------     -------------
Weyerhaeuser Company                                         6.125%     3/15/2007      319,712          343,991           336,638
XTO Energy Inc.                                              4.900%      2/1/2014    1,298,831        1,237,260         1,295,962
                                                                                                  -------------     -------------

                                                                                                    107,299,309       108,859,634
                                                                                                  -------------     -------------

FOREIGN BONDS
British Columbia Province, Canada                            5.375%    10/29/2008    1,578,580        1,511,774         1,669,671
Deutsche Telekom International                               8.000%     6/15/2010    2,427,815        2,859,569         2,892,434
France Telecom                                               7.750%      3/1/2011      399,640          479,291           476,732
International  American Development Bank                     5.750%     2/26/2008    1,338,795        1,327,643         1,428,634
Italy Rep.                                                   5.625%     6/15/2012      949,146          948,130         1,024,312
National Australia Bank Ltd.                                 8.600%     5/19/2010    1,578,580        1,766,573         1,874,888
South Africa Rep.                                            6.500%      6/2/2014      699,371          698,322           765,811
Telecomitalia Cap.                                           5.250%    11/15/2013      599,461          609,302           605,896
United Mexican States                                        8.375%     1/14/2011    1,798,382        1,996,315         2,112,199
                                                                                                  -------------     -------------

                                                                                                     12,196,919        12,850,577
                                                                                                  -------------     -------------

MUTUAL FUNDS AND COMMINGLED FUNDS
CONSERVATIVE FOCUS FUND
*Russell 2000 Index Securities Lending                                                  38,156          585,469           790,777
*Passive Bond Market Index Securities Lending                                          902,466       13,611,634        14,532,415
*S&P 500 Flagship Fund Series A                                                         26,905        4,913,217         5,951,037
*Daily Emerging  Markets Index Fund                                                     67,186          597,930           805,086
*Daily EAFE Securities Lending Series T                                                163,033        1,705,787         2,405,219
MODERATE FOCUS FUND
*Russell 2000 Index Securities Lending                                                 552,813        8,137,384        11,457,047
*Passive Bond Market Index Securities Lending                                        4,358,828       60,477,208        70,190,204
*S&P 500 Flagship Fund Series A                                                        389,970       74,377,043        86,255,185
*Daily Emerging  Markets Index Fund                                                    973,355        8,097,367        11,663,711
*Daily EAFE Securities Lending Series T                                              2,362,284       20,557,841        34,850,770
AGGRESSIVE FOCUS FUND
*Russell 2000 Index Securities Lending                                                 238,866        3,570,733         4,950,503
*Passive Bond Market Index Securities Lending                                          630,622        9,202,332        10,154,898
*S&P 500 Flagship Fund Series A                                                        168,780       31,585,297        37,331,364
*Daily Emerging  Markets Index Fund                                                    420,363        3,597,199         5,037,210
*Daily EAFE Securities Lending Series T                                              1,025,618        9,596,122        15,130,935
OTHER FUNDS
*Citifunds Institutional Liquid Reserve Fund                                       455,040,792      455,040,792       455,040,792
*Delaware Bankers Trust Index 500 Fund                                              79,262,713      792,142,880       881,211,138
DFA International  Value Portfolio IV                                               16,691,048      168,947,737       221,824,028
Emerging Markets Portfolio II                                                        1,822,934       18,342,491        24,846,586
Euro Pacific Growth Fund                                                             8,306,913      218,400,004       295,975,306
*Russell 2000 Index Series Lending Fund                                             17,139,406      264,125,509       355,214,199
*Salomon Brothers CAP Fund Inc.                                                      7,227,689      185,215,055       223,913,807
*Salomon Brothers High Yield Bond Fund                                              11,237,617       87,921,339        96,531,133
*Salomon Brothers Investor Fund                                                     11,349,643      185,360,046       232,894,679
*Smith Barney Aggressive Growth                                                      7,139,639      506,345,497       703,325,834
*Smith Barney Appreciation Fund Inc.                                                26,872,108      317,026,950       393,138,939
*Smith Barney Fundamental Value                                                      3,750,624       49,052,331        57,797,115
*Smith Barney Government Securities Fund                                             9,736,336       97,671,054        96,195,000
*Smith Barney Large Cap Growth Fund                                                 14,011,364      242,587,366       314,835,348
*Smith Barney Small Cap Value Fund                                                   2,811,298       58,150,294        64,744,203
Templeton Developing Markets Trust                                                   6,922,098      102,877,878       128,197,252
Wasatch Advisors Small Cap Growth Fund                                               1,055,057       36,011,387        41,632,553
                                                                                                  -------------     -------------

                                                                                                  4,035,831,174     4,898,824,273
                                                                                                  -------------     -------------

GUARANTEED INVESTMENT CONTRACTS
AUSA Life Insurance Contract SV040244Q                       4.910%      7/1/2006   15,892,779       15,892,779        15,892,779
Mass Mutual Life Insurance Contract 35094                    3.010%     6/30/2008   26,858,280       26,858,280        26,858,280
Mass Mutual Life Insurance Contract 35101                    3.900%     6/20/2009   22,954,714       22,954,714        22,954,714
MetLife Insurance Contract 28978                             2.680%     4/30/2006    6,096,142        6,096,142         6,096,142
MetLife Insurance Contract 28710                             3.350%     6/30/2006   40,256,071       40,256,071        40,256,071

                             CITIGROUP 401(k) PLAN         Supplemental Schedule
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                               December 31, 2004

                                                                        MATURITY    NUMBER OF                          VALUE
IDENTITY OF ISSUE                                             RATE        DATE     SHARES/UNIT        COST           AT 12/31/04
------------------------------------------------             ------    ----------  -----------  ---------------   ---------------
MetLife Insurance Contract 28731                             4.710%    11/30/2009   17,240,376       17,240,376        17,240,376
Monumental Life Insurance Contract 5V04359Q                  4.410%     4/30/2010    7,184,294        7,184,294         7,184,294
Monumental Life Insurance Contract 5V04434Q                  4.370%     8/15/2009   10,121,549       10,121,549        10,121,549
Monumental Life Insurance Contract 5V04211Q                  5.100%    12/15/2005   23,496,377       23,496,377        23,496,377
New York Life Insurance Contract 31481                       4.130%    11/30/2007    8,525,016        8,525,016         8,525,016
New York Life Insurance Contract 31481.002                   3.770%     3/31/2008   59,872,068       59,872,068        59,872,068
New York Life Insurance Contract 31481.003                   3.860%     4/15/2008   15,691,856       15,691,856        15,691,856
Principal Capital Management Contract 4.29618.5              5.100%      7/1/2006   34,062,456       34,062,456        34,062,456
Principal Capital Management Contract 4.29618.7              3.850%     3/31/2008   21,036,849       21,036,849        21,036,849
Principal Capital Management Contract 4.29618.9              4.550%     8/15/2010   30,380,722       30,380,722        30,380,722
Principal Capital Management Contract 4.29618.8              3.300%     4/30/2007    7,138,254        7,138,254         7,138,254
SunAmerica Life Insurance Contract 5096                      3.980%     4/15/2009   31,445,238       31,445,238        31,445,238
SunAmerica Life Insurance Contract 5104                      3.330%     6/30/2009   26,768,371       26,768,371        26,768,371
Trans Financial Life Insurance Contract SV04358Q             3.270%     1/15/2009   26,736,779       26,736,779        26,736,779
*Travelers Life Insurance Group 16878.2                      4.910%    12/31/2049  460,323,971      460,323,971       460,323,971
*Travelers Life Insurance Group 8                            4.290%      1/1/2099  174,544,212      174,544,212       174,544,212
*Travelers Life Insurance Group 16878                        6.390%      1/1/2099  420,043,505      420,043,505       420,043,505
*Travelers Life Insurance Group 17653                        7.350%      3/1/2005   57,859,474       57,859,474        57,859,474
*Travelers Life and Annuity - 02.06.07                       5.000%      2/6/2007    6,823,849        6,823,849         6,823,849
*Travelers Life and Annuity - 01.01.05                       6.700%      1/1/2005    7,945,178        7,945,178         7,945,178
*Travelers Life and Annuity - 01.01.06                       7.100%      1/1/2006    6,428,027        6,428,027         6,428,027
*Travelers Life and Annuity - 12.31.06                       6.080%    12/31/2006    8,011,451        8,011,451         8,011,451
*Travelers Life and Annuity - 01.01.09                       5.100%      1/1/2009    4,848,040        4,848,040         4,848,040
                                                                                                ---------------   ---------------

                                                                                                  1,578,585,897     1,578,585,897
                                                                                                ---------------   ---------------
OTHER INSURANCE CONTRACT
Universal Life Insurance Contract                            5.000%                                     112,619           112,619
                                                                                                ---------------   ---------------

*PARTICIPANT LOANS                                           36,805 loans to participants
                                                                with interest rates                 222,552,909       222,552,909
                                                             of 3.00% to 23.64% with            ---------------   ---------------
                                                                maturities up to 20 years.
                                                                                                ---------------   ---------------

TOTALS                                                                                          $ 7,794,148,935   $11,269,149,167
                                                                                                ===============   ===============

* Parties-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                        CITIGROUP 401(k) PLAN

Date: June 29, 2005

                                        By: /s/ Michael E. Schlein
                                            ------------------------------------
                                            Michael E. Schlein
                                            Head of Global Corporate
                                            Affairs, Human Resources and
                                            Business Practices

                                  EXHIBIT INDEX

Exhibit No.                               Description
-----------      -------------------------------------------------------------------
23.1             Consent of KPMG LLP, Independent Registered Public Accounting Firm.